Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of Workhorse Group Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 13, 2017

By:	/s/ Stephen D. Baksa
Name:	Stephen D. Baksa
Title:	Authorized Signatory

/s/ Stephen D. Baksa
STEPHEN D. BAKSA

Individually and as attorney-in-fact for Joseph

T. Lukens in Mr. Lukens’ capacity as an individual and

as the managing member of New Era Capital LLC on

behalf of New Era Capital Fund L.P.